UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Notice to the Market by Natura &Co Holding S.A. regarding the preliminary results for the first quarter of 2022 dated April 21, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: April 22, 2022.

Item 1

Notice to the Market by Natura &Co Holding S.A. regarding the preliminary results for the first quarter of 2022 dated April 21, 2022.

NATURA &CO HOLDING S.A.

Publicly-held Company

CNPJ/ME No 32.785.497/0001-97

MATERIAL FACT

Preliminary Results for the First Quarter of 2022 and

Clarifications on Market Rumors and Media Reports

NATURA &CO HOLDING S.A. (B3: NTCO3; NYSE: NTCO) (“Company” or “Natura &Co”), in compliance with the provisions of § 4 of article 157 of Law No. 6,404, of December 15, 1976, in Resolution No. 44, of August 23, 2021 of the Brazilian Securities Commission, informs its shareholders and the market in general as follows:

The Company became aware in the late afternoon and early evening of April 20, 2022 of market rumors and articles published in the digital media about an alleged leak of information with regards to the Company's results for the first quarter of 2022.1

On April 20, 2022, the Company's Investor Relations area held meetings with research analysts, to provide clarifications and information to help such analysts understand the Company's business and prospects.

The Company understands that the information disclosed in the media reflects the analysts’ own assessments and projections.

In view of market rumors and media reports and in the spirit of transparency with our investors, we release the following preliminary, unaudited financial results for the first quarter of 2022.

As previously disclosed in connection with our fourth quarter 2021 results, we continue to face cost pressures as a result of increased inflation and higher commodities prices.

We also experienced a particularly strong first quarter of 2021, with a 25.8% increase in net revenue compared to the first quarter of 2020 in Brazilian reais terms and 8.1% increase in constant currency terms in the same period, while also recording a double-digit Adjusted EBITDA Margin.

At a business unit level, in Latin America, we continue to see sequential progress in Brazil since the inflexion point in October/November 2021 at Avon Brazil, although still experiencing a decline in revenues compared to the first quarter of 2021. At Natura in Brazil, we have experienced improvements in net revenue, as a result of a product portfolio offering which we believe is now better aligned with market trends. Avon International’s operations in Central and Eastern Europe have been impacted by the war between Ukraine and Russia; however, we continue to see progress on Avon’s business fundamentals, with important improvements in certain KPIs as a result of the new commercial model, and margins in line with the same period of 2021. The Body Shop has also experienced decreases in sales mainly across Europe, in addition to the expected impact of channel rebalancing. Finally, Aesop continues to post strong results mainly in Asia and North America.

___________________

1 “Balance leak? It is possible to find out the result in another way” (https://www.moneytimes.com.br/natura-ntco3-vazamento-de-balanco-e-possivel-descobrir-resultado-de-uma-outra-forma/); Natura (NTCO3) collapses 15% for sure 'balance sheet leaks — and the numbers' show a less than encouraging picture” (https://www.s.vvka/), published on the “Seu Dinheiro” portal, “Natura &Co: Share enters auction amid fears about 1st quarter results” (https://valor.globo.com/empresas/noticia/2022/04/20 /; share plummets 15.5%” (https://braziljournal. com/natura-chama-analysts-para-discuss-o-tri-acao-desaba-155), published on the “Brazil Journal” portal and “Natura share falls 15.5% after conversations with analysts about the quarter” (https ://valor.globo.com/empresas/noticia/2022/04/20/acao-da-natura-cai-155percent-apos-conversas-com-analistas- sobre-trimestre.ghtml), published on the Valor website.

As a result, we expect that Natura &Co will be posting net revenue of between R$8.20 billion and R$8.25 billion, a decrease compared to the first quarter of 2021 of between 12.7% and 13.3% in Brazilian reais terms and between 4.6% and 5.2% in constant currency terms as a result of strong appreciation of the Brazilian real in the first quarter of 2022 compared to the first quarter of 2021. We also expect that Natura &Co will record an Adjusted EBITDA Margin of between 7.0% and 7.3% compared to 10.2% in the first quarter of 2021.

Our final, complete financial results will be released on May 5, 2022.

Cautionary Statement Regarding Preliminary Results

The preliminary results for the first quarter of 2022 are preliminary, unaudited and subject to completion, reflect our management’s current views and may change as a result of our management’s review of results and other factors. Such preliminary results for the first quarter of 2022 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with International Financial Reporting Standards. We caution you that the preliminary results for the first quarter of 2022 and the changes compared to the same period in 2021 should not be construed as an indication of performance of any other line item in our income statements and is not a guarantee of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F filed with the SEC and “Item 4.1 – Risk Factors” in our Reference Form filed with the CVM.

São Paulo, April 21, 2022.

NATURA &CO HOLDING S.A.

Viviane Behar de Castro

Investor Relations Officer